FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated June 23, 2008, regarding the payment of a dividend on account of the earnings for the 2008 financial year for a gross amount per share of 0.135234 euros

2	Resolutions from the ordinary General Shareholders’ meeting, held June 21, 2008

3	Speech given by the President of Banco Santander at the ordinary General Shareholders’ meeting

Item 1
MATERIAL FACT
Banco Santander, S.A. hereby advises that as of 1st August next it will pay a dividend on account of the earnings for the 2008 financial year for a gross amount per share of 0.135234 euros. This dividend is 10% higher than that paid in August 2007 as a first interim dividend on account of the earnings for 2007. On the aforementioned date, Friday 1st August, the Bank’s share will already trade ex-dividend.
Boadilla del Monte (Madrid), 23rd June 2008

Item 2
IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”, CERTIFY: That, in accordance with the minutes of the meeting of the ordinary General Shareholders’ Meeting of this entity, validly held on 21 June 2008, the following resolutions were passed:
Item One
To approve the annual accounts (balance sheet, profit and loss statement, statements of changes in net assets and cash flows, and notes) and the corporate management of Banco Santander, S.A. and its consolidated Group for the Fiscal Year ended 31 December 2007.
Item Two
To approve the application of results obtained by the Bank during Fiscal Year 2007, in the amount of Euro 4,070,247,331.26, distributing them as follows:

Euro	68,385.71	to increase the Voluntary Reserve.

Euro	4,070,178,945.55	for the payment of dividends, which have already been paid out prior to the date of the ordinary General Shareholders’ Meeting.

Euro	4,070,247,331.26	in total.
Item Three

THREE A:	To ratify the appointment of Mr. Juan Rodríguez Inciarte, as resolved by the Board of Directors at its meeting of 28 January 2008, and reelecting him for a period of five years.
With respect to the annual renewal of one-fifth of the Director positions provided by Article 30 of the Bylaws, and notwithstanding the effectiveness through 2009 of the position of the first of the gentlemen listed below and through 2010 of the other two:

THREE B:	To re-elect Mr. Luis Alberto Salazar-Simpson Bos as Director.

THREE C:	To re-elect Mr. Luis Ángel Rojo Duque as Director.

THREE D:	To re-elect Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos as Director.
Item Four
To re-appoint the firm Deloitte, S.L., with its registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor for verification of the annual accounts and management report of the Bank and of the consolidated Group for Fiscal Year 2008.

Item Five
I) To deprive of effect, to the extent of the unused portion, the authorization granted by the shareholders acting at the ordinary General Shareholders’ Meeting of 23 June 2007 for the derivative acquisition of shares of the Bank by the Bank and the Subsidiaries comprising the Group.
II) To grant express authorization for the Bank and the Subsidiaries comprising the Group to acquire shares representing the capital stock of the Bank with any compensation permitted by Law, within the limits of the Law and subject to all legal requirements, up to a maximum limit – including the shares they already hold – of 312,714,828 shares or, as appropriate, the number of shares equivalent to 5 percent of the capital stock existing at any given time, which shares shall be fully paid-up, at a minimum price per share equal to the par value and a maximum of up to 3% over the last listing price for transactions in which the Bank does not act for its own account on the Electronic Market of the Spanish Stock Exchanges (including the block market) prior to the relevant acquisition. This authorization can only be exercised within 18 months from the date on which the General Shareholders’ Meeting is held. The authorization includes the acquisition of shares, if any, that must be conveyed directly to the employees and directors of the Company, or that must be conveyed as a result of the exercise of the options they hold.
Item Six
To approve the new bylaws of the company, whose text, as drafted by the Board of Directors and made available to the shareholders, shall be reproduced in the minutes of this General Shareholders’ Meeting following this resolution, repealing the bylaws currently in force.
As provided in Royal Decree 1245/1995, of 14 July, on the creation of banks, cross-border activities and other issues regarding the legal regime for financial institutions, the proposed amendments to the bylaws are contingent upon the administrative authorization mentioned in Section 8.1 of such Royal Decree being secured.
TEXT OF THE NEW BYLAWS
“BYLAWS OF BANCO SANTANDER, S.A.
CHAPTER I. THE COMPANY AND ITS CAPITAL
Section 1. Name of the Company
Article 1. Corporate name
The name of the Company is BANCO SANTANDER, S.A. (hereinafter, the “Bank” or the “Company”).

The Bank was founded in the city for which it was named, by means of a public instrument executed on 3 March 1856 before notary public Mr. José Dou Martínez; such public instrument was ratified and partially amended by another one dated 21 March 1857 and executed before notary public Mr. José María Olarán, of the above-mentioned capital city.
As a result of the enactment of the Decree-Law dated 19 March 1874, whereby the circulation of a single paper currency was established in Spain, the privilege of issuing paper money which the Bank had and which it had exercised from the date it commenced operations expired. Thus, the Bank became a credit company [“sociedad anónima de crédito”] pursuant to the provisions of the Law dated 19 October 1869. Such credit company took over the assets and liabilities of what had been, until that time, an issuing Bank. All of the foregoing was formalized by public instrument executed on 14 January 1875 before notary public Mr. Ignacio Pérez, of the City of Santander, which public instrument was recorded in the Commercial Registry book of the Trade Promotion Section of the Government of the Province of Santander.
Article 2. Corporate purpose
1.	The corporate purpose of the Company consists of:
a)	The conduct of activities and operations and the provision of services of any kind which are typical of the banking business in general and which are permitted under current law.

b)	The acquisition, possession, enjoyment and disposition of all types of securities.
2.
The activities that make up the corporate purpose may be carried out totally or partially in an indirect manner, in any of the manners permitted by Law and, in particular, through the ownership of shares or the holding of interests in Companies whose purpose is identical, similar, incidental or supplemental to such activities.

Article 3. Registered office and other offices
1.	The registered office of the Bank is located in the city of Santander, Paseo de Pereda, numbers 9-12.

2.	The board of directors may resolve to change the location of the registered office within the same municipal area.
Article 4. Commencement of activities and duration
1.	The Company commenced its activities on 20 August 1857.

2.	The duration of the Company is indefinite.
Section 2. Share capital and shares
Article 5. Share capital
1.	The share capital is 3,127,148,289.5 euros.

2.	The share capital is represented by 6,254,296,579 shares having a nominal value of fifty euro cents each, all of which belong to the same class and series.

3.	All the shares have been fully paid-up.

Article 6. Form of the shares
1.	The shares are represented in book-entry form and are governed by the Securities Market Law [Ley del Mercado de Valores] and such other provisions as may be applicable.

2.	The book-entry registry of the Company shall be maintained by the entity or entities charged by the law with such duty.

The entity in charge of the book-entry registry shall notify the Bank of transactions involving the shares and the Bank shall keep its own stock ledger with the name of the shareholders.

3.
The person whose name appears as the holder in the entries in the records of the entity in charge of the book-entry registry shall be deemed the legitimate holder thereof, and therefore, such person may request from the Bank the benefits to which the shares entitle them.

4.
In the event of persons or entities formally acting as shareholders under a fiduciary agreement, trust, or any other similar title, the Bank may require such persons to provide the particulars of the beneficial owners of the shares, as well as information regarding all acts entailing the transfer of such shares or the creation of liens thereon.

Article 7. Shareholders’ rights
1.	Shares confer on the lawful holders thereof the status of shareholder and give them the rights set forth in the law and in these bylaws and, specifically, the following:
a)	The right to share in the distribution of corporate earnings and in the net assets resulting from liquidation.

b)	The pre-emptive right to subscribe to the issuance of new shares or debentures convertible into shares.

c)	The right to attend and vote at the General Shareholders’ Meetings and to challenge corporate resolutions.

d)	The right to receive information.
2.	Shareholders shall exercise their rights vis-à-vis the Company with loyalty and good faith.

3.
In such manner as is set forth in legal and administrative provisions, the Company shall not acknowledge the exercise of voting and related rights arising from interests in the Company held by persons who acquire shares thereof in violation of mandatory legal rules of any type or rank. Likewise, the Company shall make public, in such manner as determined by the above-mentioned regulations, the interest held by the shareholders in the capital of the Company, whenever the circumstances requiring such publication arise.

Article 8. Capital calls
1.
Unpaid subscription amounts on partially paid-up shares shall be paid up by the shareholders at the time determined by the board of directors, within five years of the date of the resolution providing for the capital increase. The manner and other details of such payment shall be determined by the resolution providing for the capital increase.

2.
Without prejudice to the effects of default as set forth by law, any late payment of unpaid subscription amounts shall bear, for the benefit of the Bank, such interest as is provided by law in respect of late payments, starting from the day when payment is due and without any judicial or extra-judicial demand being required. In addition, the Bank shall be entitled to bring such legal actions as may be permitted by law in these cases.

Article 9. Non-voting shares
1.	The Company may issue non-voting shares for a nominal amount of not more than one-half of the paid-up share capital.

2.
Non-voting shares shall attribute to the holders thereof the rights established in the resolution for the issuance thereof, in accordance with law and by means of an appropriate amendment of the bylaws.

Article 10. Redeemable shares
1.	The Company may, on the terms established by law, issue redeemable shares for a nominal amount not to exceed one-fourth of its share capital.

2.
Redeemable shares shall give the holders thereof the rights that are established in the resolution providing for the issuance thereof, in accordance with law and by means of the appropriate bylaw amendment.

Article 11. Co-ownership
1.	Each share is indivisible.

2.
Shares that are jointly owned shall be registered in the respective book-entry registry in the name of all co-owners. However, the co-owners of a share shall appoint a single person to exercise shareholder rights and shall be jointly and severally liable to the Company for all obligations entailed by the status of shareholders.

The same rule shall apply in all other instances of co-ownership of rights over shares.

3.
In the case of usufruct of shares, the status of shareholder lies with the bare owner, but the usufructuary shall in every case be entitled to receive the dividends the Company resolves to distribute during the usufruct. The bare owner shall exercise all other shareholder rights.

The usufructuary has the obligation to facilitate the exercise of such rights by the bare owner.

4.	If the shares are pledged, the owner thereof shall be entitled to exercise shareholder rights. The pledgee shall have the obligation to facilitate the exercise of such rights.

In the event that the owner fails to comply with his obligation to pay capital calls, the pledgee may perform such obligation himself or foreclose on the pledge.

5.	In all other cases of limited in rem rights on shares, voting and related rights shall be exercised by the direct owner thereof.

Article 12. Transfer of shares
1.	Shares and the economic rights attaching thereto, including pre-emptive rights, may be transferred by any means permitted by Law.

2.	New shares may not be transferred until the capital increase is registered with the Commercial Registry.

3.	Shares shall be transferred by means of book-entries.

4.	The registration of the transfer in favor of the transferee shall have the same effect as the delivery of the securities.

5.	The creation of limited in rem rights or other liens on shares shall be registered in the respective account of the book-entry registry.

6.	Registration of the pledge is equivalent to transfer of title.
Section 3. Capital increase and reduction
Article 13. Capital increase
Capital increases may be effected by issuing new shares or by increasing the par value of existing shares and, in both cases, the consideration therefore may consist of non monetary or -monetary contributions, including the set-off of receivables, or of the transformation of available profits or reserves. Capital increases may be made partly with a charge to new contributions and partly with a charge to unappropriated profits or reserves.
Article 14. Authorized capital
1.
The shareholders acting at the general shareholders’ meeting may delegate to the board of directors the power to resolve, on one or more occasions, to increase the share capital up to a specified amount, at the time and in the amount it may decide and within the limits established by the law. Such delegation may include the power to exclude pre-emptive rights.

2.
The shareholders at the general shareholders’ meeting may also delegate to the board of directors the power to determine the date on which the adopted resolution to increase the share capital is to be implemented and to set the terms thereof regarding all matters not specified by the shareholders at the general shareholders’ meeting.

Article 15. Exclusion of pre-emptive rights
1.
The shareholders acting at the general shareholders’ meeting or the board of directors approving an increase in share capital, as the case may be, may resolve to exclude the pre-emptive rights of shareholders and convertible debenture holders in whole or in part, to further the best interests of the Company.

2.
The pre-emptive rights of existing shareholders and convertible debentures holders shall be excluded when the capital increase is due to the conversion of debentures into shares, the merger of another company into the Company or of part of the assets split off from another company, or when the Company has made a tender offer for securities the consideration for which consists, in whole or in part, of securities to be issued by the Company.

Article 16. Capital reduction
1.
Capital reductions may be effected by reducing the par value of the shares or by repurchasing them or dividing them into groups for exchange. Capital reductions may be effected in order to return contributions, to release unpaid capital calls, establish or increase reserves or to restore the balance between the share capital and the shareholders’ equity.

2.
In the event of a capital reduction to return contributions, payment to shareholders may be made in kind in whole or in part, provided the three conditions set forth in Article 64 are concurrently met.

Section 4. Issuance of debentures and other securities
Article 17. Issuance of debentures
The Company may issue debentures on the terms and with the limits established by law.
Article 18. Convertible and exchangeable debentures
1.	Convertible and/or exchangeable debentures may be issued at a fixed (determined or determinable) or variable exchange ratio.

2.	The pre-emptive rights attaching to convertible debentures may be excluded, in which case the rules of the law and the bylaws governing the exclusion of the pre-emptive rights of shares shall apply.

3.
The shareholders acting at a general shareholders’ meeting may delegate to the board of directors the power to issue simple or convertible and/or exchangeable debentures, including, if applicable, the power to exclude preemptive rights. The board of directors may make use of this delegation on one or more occasions within a maximum period of five years. The shareholders acting at a general shareholders’ meeting may also authorize the board of directors to determine the time when the issuance approved is to be carried out and to set the other terms not specified in the resolution of the shareholders.

Article 19. Issuance of other securities
1.	The Company may issue notes, warrants, preferred stock or other negotiable securities other than those described in the preceding articles.

2.
The shareholders acting at a general shareholders’ meeting may delegate to the board of directors the power to issue such securities. The board of directors may exercise such delegated power on one or more occasions and during a maximum period of five years.

3.
The shareholders at a general shareholders’ meeting may likewise authorize the board of directors to determine the time when the issuance approved is to be effected, and to set all other terms not specified in the resolution adopted at the general shareholders’ meeting, on the terms established by law.

CHAPTER II. GOVERNANCE OF THE COMPANY
Section 1. Corporate decision-making bodies
Article 20. Distribution of powers
1.	The corporate decision-making bodies of the Company are the shareholders acting at a general shareholders’ meeting and the board of directors.

2.	The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or the bylaws. Specifically and merely by way of example, it has the following powers:
(i)	To appoint and remove the directors and to ratify or revoke the interim appointments of such directors made by the board itself, as well as to examine and approve their performance;

(ii)	To appoint and remove the auditors;

(iii)	To approve the annual accounts, if appropriate, and adopt resolutions on the allocation of results, as well as to approve, also if appropriate, the consolidated annual accounts;

(iv)
To adopt resolutions on the issuance of debentures or other fixed-income securities, any capital increase or reduction, the transformation, merger, split-off or dissolution of the Company and, in general, any amendment of the bylaws;

(v)	To authorize the board of directors to increase the share capital, pursuant to the provisions of the Business Corporations Law and of these bylaws;

(vi)	Authorize the acquisition of the Company’s own stock;

(vii)	To decide upon matters submitted to the shareholders at the general shareholders’ meeting by resolution of the board of directors;

(viii)
To decide on the application of compensation systems consisting of the delivery of shares or rights thereto, as well as any other compensation system referenced to the value of the shares, regardless of who the beneficiary of such compensation systems may be;

(ix)	To approve the subsidiarization or contribution to subsidiaries of the operating assets of the Company, thus turning the Company into a mere holding company;

(x)	To approve, if applicable, the acquisition or disposition of assets whenever, because of the quality and volume thereof, they entail an actual change of the corporate purpose; and

(xi)	To approve transactions whose effect is tantamount to the liquidation of the Company.
3.	The powers not assigned by law or the bylaws to the shareholders acting at a general shareholders’ meeting shall be exercised by the board of directors.

Section 2. General shareholders’ meeting
Article 21. Regulations applicable to the general shareholders’ meeting
1.
The shareholders acting at the general shareholders’ meeting are the sovereign decision-making body of the Company, and the resolutions adopted thereat bind all of the shareholders, including those who are absent, dissent, abstain from voting or do not have the right to vote, all without prejudice to the rights and actions granted to them by the law.

2.
The general shareholders’ meeting shall be governed by the provisions of the bylaws and the law. The legal and bylaw regulation of the meeting shall be further developed and supplemented by the Rules and regulations for the general shareholders’ meeting, which shall contain detailed provisions regarding the call to meeting, the preparation of, provision of information prior to, attendance at and progress of the Meeting and the exercise of political rights by the shareholders thereat. The rules and regulations shall be approved by the shareholders at a meeting at the proposal of the board of directors.

Article 22. Types of general shareholders’ meetings
1.	General shareholders’ meetings may be ordinary or extraordinary.

2.
The ordinary general shareholders’ meeting must be held within the first six months of each fiscal year in order for the shareholders to review corporate management, approve the annual accounts from the prior fiscal year, if appropriate, and resolve upon the allocation of profits or losses from such fiscal year, to approve, if appropriate, the consolidated annual accounts, without prejudice to their competence to deliberate and resolve on any other matter included in the agenda. An ordinary general shareholders’ meeting shall still be valid even if called or held outside of the applicable time period.

3.	Any general shareholders’ meeting not provided for in the foregoing sub-section shall be deemed an extraordinary general shareholders’ meeting.

4.	All general shareholders’ meetings, whether ordinary or extraordinary, shall be subject to the same rules regarding procedure and powers of the shareholders thereat.
Article 23. Power and duty to call a meeting
1.	The board of directors must call a general shareholders’ meeting:
(a)	When required pursuant to the provisions applicable to the ordinary general shareholders’ meeting as set forth in the preceding article.

(b)
When so requested by shareholders holding at least five percent of share capital, and such request sets forth the matters to be addressed at the meeting; in such case, the board of directors shall have a maximum period of fifteen days, following the date on which a notarial request for such purpose is submitted to the board, within which to call the meeting as much in advance as required by law.

(c)	When it deems it appropriate in the interest of the Company.
2.	The board of directors shall prepare the agenda, which shall necessarily include the matters requested to be addressed.

3.
If the ordinary general shareholders’ meeting is not called within the statutory time period, it may be called, at the request of the shareholders and upon notice thereof being given to the directors, by a judge of the place where the registered office is located, who shall also designate the person who is to preside over such Meeting.

Article 24. Call of a general shareholders’ meeting
1.
Notice of all types of meetings shall be given by means of a public announcement in the Official Bulletin of the Commercial Registry and in one of the local newspapers of largest circulation in the province where the registered office is located, at least one month prior to the date set for the Meeting.

2.
Shareholders representing at least five percent of the share capital may request the publication of a supplement to the call to meeting including one or more items in the agenda. For such purposes, shareholders shall indicate the number of shares held or represented by them. This right must be exercised by means of verifiable notice that must be received at the registered office within five days of the publication of the call to Meeting. The supplement to the call shall be published at least fifteen days in advance of the date set for the meeting.

Article 25. Establishment of the general shareholders’ meeting
1.
The general shareholders’ meeting shall be validly established on first call if the shareholders present in person or by proxy hold at least twenty-five percent of the subscribed share capital carrying the right to vote. On second call, the meeting shall be validly established regardless of the capital in attendance.

However, if the shareholders are called upon to deliberate on amendments to the bylaws, including the increase and reduction of share capital, on the transformation, merger or split-off of the Company, or on the issuance of debentures, the required quorum on first call shall be met by the attendance of shareholders representing at least fifty percent of the subscribed share capital with the right to vote. If a sufficient quorum is not available, the general meeting shall be held upon second call.

When shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance, the resolutions mentioned in the preceding paragraph may only be validly adopted with the favorable vote of two-thirds of the share capital present or represented at the meeting.

2.	Shareholders casting their vote from a distance shall be deemed present for the purposes of constituting a quorum for the meeting in question.

3.
In the event that, in order to validly adopt a resolution regarding one or more of the items on the agenda for the general shareholders’ meeting, applicable law or these bylaws require the presence of a particular quorum and such quorum is not met, the agenda shall be reduced to such other items thereon as do not require such quorum in order for resolutions to be validly adopted.

Article 26. Right to attend the Meeting
1.
The holders of any number of shares registered in their name in the respective book-entry registry five days prior to the date on which the general shareholders’ meeting is to be held and who are current in the payment of capital calls shall be entitled to attend general shareholders’ meetings.

In order to attend the general shareholders’ meeting, one must obtain the corresponding name-bearing attendance card to be issued with reference to the list of shareholders having such right.

2.	The directors must attend general shareholders’ meetings, but their attendance shall not be required for the meeting to be validly established.

3.
The Chairman of the general shareholders’ meeting may give economic journalists and financial analysts access to the Meeting and, in general, may authorize the attendance of any person he deems fit. However, the shareholders may revoke any such authorization.

4.
Shareholders having the right to attend may cast their vote regarding proposals relating to items included in the agenda for any kind of general shareholders’ meeting, pursuant to the provisions of Articles 33 and 34 of these bylaws.

Article 27. Attendance at the general shareholders’ meeting by proxy
1.
All shareholders having the right to attend the meeting may be represented at a general shareholders’ meeting by giving their proxy to another person, even if such person is not a shareholder. The proxy shall be granted in writing or by electronic means.

2.
Proxies shall be granted specially for each meeting, except where the representative is the spouse or an ascendant or descendant of the shareholder giving the proxy, or where the proxy-holder holds a general power of attorney executed as a public instrument with powers to manage the assets of the represented party in the Spanish territory.

3.
If the directors or another person have made a public solicitation for proxies, the director or other person obtaining such proxy may not exercise the voting rights attaching to the represented shares in connection with any items on the agenda in respect of which the director or such other person is subject to a conflict of interest, and in any event in connection with decisions relating to (i) his appointment or ratification, removal, dismissal or withdrawal as director, (ii) the institution of a derivative action [acción social de responsabilidad] against him, or (iii) the approval or ratification of transactions between the Company and the director in question, companies controlled or represented by him, or persons acting for his account.

In contemplation of the possibility that a conflict arises, a proxy may be granted to another person in the alternative.

4.
If the proxy has been obtained by means of public solicitation, the document evidencing the proxy must contain or have the agenda attached thereto, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of the law.

5.	When a proxy is granted or notified to the Company by remote means of communication, it shall only be deemed valid if the grant is made:
a)
by hand-delivery or postal correspondence, sending the Company the duly signed and completed attendance and proxy card, or by other written means that, in the judgment of the board of directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or

b)
by electronic correspondence or communication with the Company, including an electronic copy of the attendance and proxy card; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the electronic signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the board of directors recorded in a resolution adopted for such purpose in order to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.

6.
In order to be valid, a proxy granted or notified by any of the foregoing means of remote communication must be received by the Company before midnight of the third day prior to the date the shareholders’ meeting is to be held on first call. In the resolution approving the call to the meeting in question, the board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting. Pursuant to the provisions of Article 34.5 below, the board may further develop the foregoing provisions regarding proxies granted by remote means of communication.

7.
A proxy is always revocable. Attendance at the shareholders’ meeting, whether physically or by casting a distance vote, shall entail the revocation of any proxy that may have been granted, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.

8.
The proxy may include items which, even if not included in the agenda, may be discussed at the shareholders’ meeting because the law so permits. If the proxy does not include such items, it shall be deemed that the shareholder granting the proxy instructs his representative to abstain when such items are put to the vote.

Article 28. Place and time of the Meeting
1.	The general shareholders’ meeting shall be held at the place indicated in the call to meeting, within the municipal area where the Company’s registered office is located.

2.
The general shareholders’ meeting may be attended by going to the place where the meeting is to be held or, if applicable, to other places provided by the Company and indicated in the call to meeting, and which are connected therewith by video conference systems that allow recognition and identification of the parties attending, permanent communication among the attendees regardless of their location, and participation and voting. The principal place of the meeting must be located in the municipal area of the Company’s registered office, but supplemental locations need not be so located. For all purposes relating to the general shareholders’ meeting, attendees at any of the sites shall be deemed attendees at the same individual meeting. The meeting shall be deemed to be held at the principal location thereof.

3.	If the place of the meeting is not specified in the call to meeting, it shall be deemed that it will be held at the registered office.
Article 29. Presiding committee of the general shareholders’ meeting
1.	The Presiding Committee (Mesa) of the general shareholders’ meeting shall be comprised of its chairman and secretary.

2.
The chairman of the board of directors or, in his absence, the vice chairman serving in his stead pursuant to Article 44, and in the absence of both the chairman and the vice chairman, the director designated by the board of directors, shall preside over general shareholders’ meetings.

3.
The chairman shall be assisted by the secretary for the meeting. The secretary of the board of directors shall serve as secretary for the general shareholders’ meeting. In the event of absence, impossibility to act or vacancy of the secretary, the vice secretary shall serve in his stead, and in the absence of the vice secretary, the director designated by the board itself shall act as secretary.

4.
The chairman shall declare the existence of a valid quorum for the shareholders’ meeting, direct the debate, resolve any questions that may arise in connection with the agenda, end the debate when he deems that an issue has been sufficiently discussed, and in general, exercise all powers necessary for the proper organization and progress of the general shareholders’ meeting.

Article 30. List of attendees
1.
Before the agenda is taken up, the list of attendees shall be prepared, setting forth the name of the shareholders present and that of the shareholders represented and their proxies, as well as the number of shares they hold.

For purposes of a quorum, non-voting shares shall only be counted in the specific cases established in the Business Corporations Law.

2.
The list of attendees may also be prepared by means of a file or be supported by computer media. In such cases, the means used shall be set forth in the minutes, and the sealed cover of the file or media shall show the appropriate identification procedure signed by the secretary with the approval of the chairman.

3.
At the end of the list, the number of shareholders present in person and by proxy shall be determined, indicating separately those who have voted from a distance, as well as the amount of share capital they hold, specifying the capital represented by shareholders with voting rights.

4.
During the meeting, any shareholder entitled to attend the shareholders’ meeting may consult the list of attendees, provided, however, that such request shall not require delaying or postponing the meeting once the chairman has called it to order and that the chairman shall not be required to read the list or provide copies thereof.

Article 31. Right to receive information
1.
From the same date of publication of the call to the general shareholders’ meeting through and including the seventh day prior to the date provided for the Meeting to be held on first call, the shareholders may request in writing such information or clarifications as they deem are required, or ask written questions that they deem pertinent, regarding the matters contained in the agenda.

In addition, upon the same prior notice and in the same manner, the shareholders may request information or clarifications or ask written questions regarding information accessible to the public which has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting.

In the case of the ordinary general shareholders’ meeting and in such other cases as are established by law, the notice of the call to meeting shall contain appropriate information with respect to the right to examine at the Bank’s registered office, and to obtain immediately and free of charge, the documents to be submitted for approval by the shareholders acting at the meeting and any reports required by the law.

2.	During the course of the general shareholders’ meeting, all shareholders may verbally request information or clarifications that they deem are necessary regarding the matters contained in the agenda.

3.
The directors shall be required to provide the information requested under the provisions of the two preceding sub-sections in the manner and within the periods provided by the law, except in those cases in which it is legally inadmissible and, in particular, when the chairman believes that the publication of such information may prejudice the corporate interest. This latter exception shall not apply when the request is supported by shareholders representing at least one-fourth of the share capital.

Article 32. Deliberations at the general shareholders’ meeting
1.
Once the list of attendees has been prepared, the chairman shall, if appropriate, declare the general shareholders’ meeting to be validly established and shall determine whether the shareholders at the Meeting may address all of the matters included in the agenda or should instead limit themselves to addressing some of them.

2.
The chairman shall call the meeting to order, submit to a debate the matters included in the agenda, and direct the debate in a manner such that the meeting progresses in an orderly fashion, pursuant to the provisions of the rules and regulations for the general shareholders’ meeting and other applicable regulations.

3.	Once a matter has been sufficiently debated, the chairman shall submit it to a vote.
Article 33. Voting
1.	Each item on the agenda shall be separately submitted to a vote.

2.
As a general rule, and without prejudice to the possibility of using other alternative means as determined by the chairman, the voting on the proposed resolutions referred to in the preceding sub-section shall be carried out in accordance with the voting procedure contemplated in the rules and regulations for the general shareholders’ meeting and other applicable regulations.

Article 34. Distance voting
1.	Shareholders entitled to attend and to vote may cast their vote on proposals relating to items on the agenda for any general shareholders’ meeting by the following means:
(i)
by hand-delivery or postal correspondence, sending the Company the duly signed attendance and voting card (together with the ballot form, if any, provided by the company), or other written means that, in the judgment of the board of directors recorded in a resolution adopted for such purpose, allows for the due verification of the identity of the shareholder exercising his voting rights; or

(ii)
by electronic correspondence or communication with the Company, which shall include an electronic copy of the attendance and voting card (together with the ballot form, if any, provided by the Company); such electronic copy shall include the shareholder’s electronic signature or other form of identification of the shareholder, in accordance with the conditions set by the board of directors recorded in a resolution adopted for such purpose to ensure that this voting system includes adequate assurances regarding authenticity and the identity of the shareholder exercising his vote.

2.
In order to be valid, a vote cast by any of the aforementioned means must be received by the Company before midnight on the third day prior to the date the shareholders’ meeting is to be held on first call. Otherwise, the vote shall be deemed not to have been cast. The board of directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.

3.
Shareholders casting their vote from a distance pursuant to the provisions of this article shall be deemed present for the purposes of constituting a quorum for the general shareholders’ meeting in question. Therefore, any proxies granted prior to the casting of such vote shall be deemed revoked and any such proxies thereafter granted shall be deemed not to have been granted.

4.
Any vote cast from a distance as set forth in this article shall be rendered void by physical attendance at the Meeting by the shareholder who cast such vote or by a transfer of shares of which the Company becomes aware.

5.
The board of directors may expand upon the foregoing provisions, establishing such instructions, rules, means and procedures to document the casting of votes and grant of proxies by remote means of communication as may be appropriate, in accordance with the state of technology and conforming to any regulations issued in this regard and to the provisions of these bylaws.

Furthermore, in order to prevent potential deception, the board of directors may take any measures required to ensure that anyone who has cast a distance vote or granted a proxy is duly empowered to do so pursuant to the provisions of these bylaws.

Any implementing rules adopted by the board of directors pursuant to the provisions hereof shall be published on the Company’s website.

6.	Remote attendance at the shareholders’ meeting via simultaneous teleconference and the casting of a remote, electronic vote shall be governed by the rules and regulations for the general meeting.

The rules and regulations for the general meeting may give the board of directors the power to set regulations regarding all required procedural aspects, including, among other issues, how early a shareholder must connect in order to be deemed present, the procedure and rules applicable for shareholders attending remotely to exercise their rights, the identification that may be required of remote attendees, and their impact on how the list of attendees is compiled, all in compliance with the Law, the bylaws and the rules and regulations for the general shareholders’ meeting.

Article 35. Approval of resolutions
1.
The majority required to approve a resolution shall be obtained with the favorable vote of one-half plus one of the voting shares present or represented at the general shareholders’ meeting. Excepted from the foregoing shall be those instances in which the law or these bylaws require a greater majority.

2.
The attendees at the general shareholders’ meeting shall have one vote for each share which they hold or represent. Non-voting shares shall have the right to vote in the specific cases laid down in the Business Corporations Law.

Article 36. Minutes of the meeting
1.	The secretary for the meeting shall draw up the minutes of the meeting, which, once approved, shall be recorded in the corresponding minute book.

2.
The minutes of the meeting may be approved by the shareholders after the meeting has been held, or otherwise within a period of fifteen days by the chairman and two inspectors, one on behalf of the majority and the other on behalf of the minority.

3.	The board of directors may request the presence of a notary to draw up minutes of the meeting.

4.	The rules and regulations for the general shareholders’ meeting may require that the minutes of the general shareholders’ meeting be notarized in all cases.

5.
The secretary, and if applicable, the vice secretary, with the approval of the chairman, or if applicable, of the vice chairman acting in his stead, shall have the power to issue certifications of the minutes of the meetings and of the resolutions adopted by the shareholders thereat.

6.	Any shareholder that has voted against a particular resolution shall be entitled to have its opposition to the resolution adopted recorded in the minutes of the general shareholders’ meeting.
Section 3. The board of directors
Article 37. Structure of the board of directors
1.	The Company shall be managed by a board of directors.

2.
The board of directors shall be governed by such legal provisions as are applicable thereto and by these bylaws. In addition, the board shall approve a set of rules and regulations of the board of directors, which shall contain rules of operation and internal organization by way of further development of the aforementioned legal and bylaw provisions. The shareholders at a general shareholders’ meeting shall be informed of the approval of the rules and regulations of the board of directors and of any subsequent amendments thereto.

Article 38. Management and supervisory powers
1.
The board of directors has the widest powers to manage the company, and except for those matters exclusively within the purview of the shareholders at a general shareholders’ meeting, is the highest decision-making body of the company.

2.
Notwithstanding the foregoing, the board shall exercise, without the power of delegation, such powers as are reserved for it by law, as well as such other powers as are required for a responsible discharge of the general duty of supervision.

3.	The rules and regulations of the board shall set forth a detailed description of the responsibilities reserved for the board of directors.

Article 39. Powers of representation
1.	The power to represent the company, in court and out of court, is vested in the board of directors acting collectively.

2.	The chairman of the board also has the power to represent the company.

3.
The secretary of the board and the vice secretary, if any, have the necessary representative powers to convert into public instruments the resolutions adopted by the shareholders at a general shareholders’ meeting and the resolutions of the board and to apply for registration thereof.

4.	The provisions of this article are without prejudice to any other powers of attorney, whether general or special, that may be granted.
Article 40. Creation of shareholder value
1.
The board of directors and its representative decision-making bodies shall exercise their powers and, in general, perform their duties with a view to maximizing the value of the company in the interest of the shareholders.

2.
Additionally, the board shall ensure that the Company faithfully complies with applicable law, respects the uses and good practices of the industries or countries where it carries out its activities and observes the additional principles of social responsibility that it has voluntarily accepted.

Article 41. Quantitative composition of the board
1.	The board of directors shall be composed of not less than fourteen and not more than twenty-two members, appointed by the shareholders acting at a general shareholders’ meeting.

2.
It falls upon the shareholders at a general shareholders’ meeting to set the number of members of the board within the aforementioned range. Such number may be set indirectly by the resolutions adopted by the shareholders at a general shareholders’ meeting whereby directors are appointed or their appointment is revoked.

Article 42. Qualitative composition of the board
1.
The shareholders at the general shareholders’ meeting shall endeavor to ensure that the board of directors is made up such that external or non-executive directors represent a large majority over executive directors, and that a reasonable number of the former are independent directors. The shareholders at the general shareholders’ meeting shall likewise endeavor to ensure that independent directors represent at least one-third of the total number of directors.

2.
The provisions of the preceding paragraph do not affect the sovereignty of the shareholders acting at the general shareholders’ meeting or detract from the effectiveness of the proportional system, which shall be mandatory whenever there is a voting trust pursuant to the provisions of the Business Corporations Law.

3.
For purposes of these bylaws, the terms external director, proprietary director, independent director and executive director shall have the meaning ascribed to such terms in these bylaws or in the rules and regulations of the board of directors.

Article 43. Chairman of the board
1.	The chairman of the board shall be chosen from among its members.

2.	The chairman of the board shall call board of directors’ meetings and direct debate thereat.
Article 44. Vice chairman of the board
1.	The board shall also designate one or more vice chairmen who, if more than one, shall be numbered consecutively.

2.
The vice chairman or vice chairmen, in the established numerical sequence, and in the their absence, the appropriate director according to a numerical sequence established by the board of directors, shall replace the chairman in the event of absence or impossibility to act or illness.

Article 45. Secretary of the board
1.	The secretary of the board of directors shall always be the general secretary of the company.

2.
The secretary shall ensure the formal and substantive legality of all action taken by the board, ensure observance of the good governance recommendations adopted by the company and ensure that governance procedures and rules are observed and regularly reviewed.

3.	The board of directors may appoint a vice secretary in order that he shall assist the secretary of the board of directors or replace him in the event of absence, impossibility to act or illness.

4.
In the event of absence or impossibility to act, the secretary and the vice secretary of the board may be replaced by the director appointed by the board itself from among the directors present at the meeting in question. The board may also resolve that any employee of the company act as such interim replacement.

5.	The general secretary shall also be the secretary of all the committees of the board.
Article 46. Meetings of the board of directors
1.
The board shall meet with the frequency required for the proper performance of its duties, and shall be called to meeting by the chairman. The chairman shall call board meetings on his own initiative or at the request of at least three directors.

2.	The agenda shall be approved by the board at the meeting itself. Any board member may propose the inclusion of any other item not included in the draft agenda proposed by the chairman to the board.

3.	Any person invited by the chairman may attend board meetings.

Article 47. Conduct of the meetings
1.	Meetings of the board shall be validly held when more than one-half of its members are present in person or by proxy.

2.	When unable to attend in person, the directors may grant a proxy to another director, for each meeting and in writing, in order that the latter shall represent them at the meeting for all purposes.

3.
Board meetings may be held in several rooms at the same time, provided interactivity and intercommunication among them in real time is ensured by audiovisual means or by telephone and the concurrent holding of the meeting at all such rooms is thereby ensured. In such case, the connection system and, if applicable, the places where the technical means required to attend and participate in the meeting are available shall be set forth in the call to meeting. Resolutions shall be deemed to have been adopted at the place where the chairman is.

4.
On an exceptional basis, and provided no director is opposed thereto, the board may also act in writing and without a meeting. In this latter case, the directors may cast their votes and make such comments as they wish to have recorded in the minutes by e-mail.

5.
Except in those cases in which a greater majority is specifically required pursuant to a provision of the law, the bylaws or the rules and regulations of the board, resolutions shall be adopted by an absolute majority of the directors present in person or by proxy. The chairman shall have a tie-breaking vote.

6.
All resolutions adopted by the board of directors shall be recorded in minutes authorized under the signature of the chairman and the secretary. Board of directors’ resolutions shall be evidenced by means of a certificate issued by the secretary of the board or by the vice secretary, as the case may be, with the approval of the chairman or the vice chairman, as applicable.

7.
Any of the chairman, the vice chairman or vice chairmen, the managing director(s) and the secretary of the board, acting severally, shall have standing powers to have the resolutions of the board of directors converted into a public instrument, all without prejudice to the express authorizations established in applicable laws and regulations.

Section 4. Delegation of the powers by the board
Article 48. The executive chairman
1.
The chairman of the board of directors shall have the status of executive chairman of the Bank and shall be considered as the highest executive in the Company, vested with such powers as are required to hold office in such capacity. Considering his particular status, the executive chairman shall have the following powers and duties, among others set forth in these bylaws or in the rules and regulations of the board:

a)	To ensure that the bylaws are fully complied with and that the resolutions adopted at the general shareholders’ meeting and by the board of directors are duly carried out.

b)	To be responsible for the overall inspection of the Bank and all services thereof.

c)	To hold discussions with the managing director and the general managers in order to inform himself of the progress of the business.
2.
The board of directors shall delegate to the chairman all its powers, except for those that are legally non-delegable or that may not be delegated pursuant to the provisions of these bylaws or the rules and regulations of the board.

3.	The chairman shall be appointed to hold office for an indefinite period and shall require the favorable vote of two-thirds of the members of the board.
Article 49. Other managing directors
1.
Regardless of the provisions of the preceding article, the board may appoint from among its members one or more managing directors, granting them such powers as it deems appropriate. The powers which the law, these bylaws or the rules and regulations of the board reserve for the board sitting as a full body may under no circumstances be delegated.

2.
The assignment to the chairman and to any other member of the board of executive standing powers, either general or relating to an specific sector, other than the supervisory and collective decision-making powers inherent in the position of director may be made by organic delegation, by means of general powers of attorney or through other types of agreements and shall be approved by a two-thirds majority of the board. The members of the board to whom such powers are delegated shall be deemed to be executive directors.

The resolution whereby such powers are assigned or delegated shall determine the scope of the powers granted to the executive director, the compensation he is to receive and all other terms and conditions of the relationship, which shall be included in the respective contract.

Article 50. Committees of the board of directors
1.
Without prejudice to such powers as may be delegated individually to the chairman or any other director and to the power of the board of directors to establish committees for each specific area of business, the board of directors shall establish an executive committee, to which general decision-making powers shall be delegated, and a risk committee, to which powers shall be delegated primarily in connection with risks.

2.
The board may also establish committees with supervisory, reporting, advisory and proposal-making powers in connection with the matters within their scope of authority, and must in any event establish an audit and compliance committee and an appointments and remuneration committee.

3.	To the extent not provided for in these bylaws, the operation of the committees of the board shall be governed by the provisions of the rules and regulations of the board.
Section 5. Committees of the board of directors
Article 51. Executive committee
1.	The executive committee shall consist of a minimum of five and a maximum of twelve directors. The chairman of the board of directors shall also be the chairman of the executive committee.

2.
Any permanent delegation of powers to the executive committee and all resolutions adopted for the appointment of its members shall require the favorable vote of not less than two-thirds of the members of the board of directors.

3.
The permanent delegation of powers by the board of directors to the executive committee shall include all of the powers of the board, except for those which cannot legally be delegated or which may not be delegated pursuant to the provisions of these bylaws or of the rules and regulations of the board.

4.	The executive committee shall meet as many times as it is called to meeting by its chairman or by the vice chairman replacing him.

5.
The executive committee shall report to the board of directors on the affairs discussed and the decisions made at its meetings and shall make available to the members of the board a copy of the minutes of such meetings.

Article 52. Risk committee
1.	The board of directors shall establish a risk committee, which shall be executive in nature, to which risk management powers shall be entrusted.

2.	The risk committee shall be composed of a minimum of four and a maximum of six directors.

3.	The rules and regulations of the board shall govern the composition, operation and powers of the risk committee.

4.	The delegation of powers to the risk committee and the resolutions appointing the members thereof shall require the affirmative vote of not less than two-thirds of the members of the board.
Article 53. Audit and compliance committee
1.
The audit and compliance committee shall consist of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive, with independent directors having majority representation.

2.
The members of the audit and compliance committee shall be appointed by the board of directors, taking into account the directors’ knowledge, skills and experience in the areas of accounting, auditing or risk management.

3.
The audit and compliance committee must in all events be presided over by an independent director, who shall also be knowledgeable about and experienced in matters of accounting, auditing or risk management. The chairman of the audit and compliance committee shall be replaced every four years, and may be re-elected once after the passage of one year from the date on which his term of office expired.

4.	The audit and compliance committee shall have at least the following powers and duties:
(i)	Have its chairman and/or secretary report to the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

(ii)	Propose to the board of directors, for submission by it to the shareholders at the general shareholders’ meeting, the appointment of the auditor.

(iii)	Supervise the internal audit services.

(iv)	Know the process for gathering financial information and the internal control systems.

(v)
Establish a relationship with the auditor to receive information on those issues that might jeopardize his independence and any other issues related to the development of the auditing procedure, as well maintain such communication with the auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations.

5.
The audit and compliance committee shall meet as many times as it is called to meeting upon resolution made by the committee itself or by the chairman thereof, and at least four times per year. Any member of the management team or of the Company’s personnel shall, when so required, attend the meetings of the audit and compliance committee, provide it with his cooperation and make available to it such information as he may have in his possession. The audit and compliance committee may also require that the auditor attend such meetings. One of its meetings shall be devoted to evaluating the efficiency of and compliance with the rules and procedures for governance of the Company and preparing the information that the board is to approve and include in the annual public documents.

6.
Meetings of the audit and compliance committee shall be validly held when at least one-half of its members are present in person or by proxy. The committee shall adopt its resolutions upon a majority vote of those present in person or by proxy. In the event of a tie, the chairman of the committee shall have a tie-breaking vote. The committee members may grant a proxy to another member. The resolutions of the audit and compliance committee shall be recorded in a minute book, and every one of such minutes shall be signed by the chairman and the secretary.

7.	The rules and regulations of the board shall further develop the rules applicable to the audit and compliance committee established in this article.
Article 54. Appointments and remuneration committee
1.
An appointments and remuneration committee shall be established and entrusted with general proposal-making and reporting powers on matters relating to compensation, appointment and withdrawal of directors.

2.
The appointments and remuneration committee shall be composed of a minimum of three directors and a maximum of seven, all of whom shall be external or non-executive directors, with independent directors having majority representation.

3.
The members of the appointments and remuneration committee shall be appointed by the board of directors taking into account the directors’ knowledge, skills and experience and the responsibilities of the committee.

4.	The appointments and remuneration committee must in all events be presided over by an independent director.

5.	The rules and regulations of the board of directors shall govern the composition, operation and powers and duties of the appointments and remuneration committee.
Section 6. Status of Directors
Article 55. Term of office
1.
One-fifth of the board shall be renewed every year, following the order established by the length of service on the board, according to the date and order of the respective appointment. This means that the term of office of directors shall be of five years. Outgoing directors may be re-elected.

2.	The directors who have been designated by interim appointment to fill vacancies may be ratified in their position at the first general shareholders’ meeting that is held following such designation.

3.	A director who ends his term of office or, for any other reason, ceases to act as such, shall, for a term of two years, be barred from serving in another entity that is a competitor of the company.

The board of directors, may, if it deems it appropriate, relieve the outgoing director from this restriction or reduce it to a lesser period.
Article 56. Withdrawal of directors
1.
Directors shall cease to hold office upon the expiration of the term of office for which they have been appointed, and when it is so resolved by the shareholders at the general shareholders’ meeting in the exercise of the powers granted to them. In the first case, such withdrawal from office shall take effect on the date of the first general shareholders’ meeting following the date of expiration of the term of office for which they were appointed, or upon expiration of the statutory period for calling the general shareholders’ meeting that is to resolve on the approval of the financial statements for the prior fiscal year.

2.
The directors shall tender their resignation to the board of directors and formally resign from their position if the board, upon the prior report of the appointments and remuneration committee, deems it appropriate, in those cases that might adversely affect the operation of the board or the credit and reputation of the Company and, particularly, when they are prevented by any legal prohibition against or incompatibility with holding such office.

Article 57. Liability of directors
1.
The directors shall be liable to the Company, to the shareholders, and to the Company’s creditors for any damage they may cause by acts or omissions contrary to law or to the bylaws or by any acts or omissions contrary to the duties inherent in the exercise of their office.

2.
All the members of the board of directors that carried out such act or adopted the prejudicial resolution shall be jointly and severally liable, except for those members who can prove that, not having participated in the adoption and execution of such act or resolution, they were unaware of its existence, or, if aware of it, did all that was appropriate to avoid the damage caused, or at least expressly opposed it.

3.
Under no circumstances shall the fact that the prejudicial act or resolution was approved, authorized or ratified by the shareholders at the general shareholders’ meeting be considered grounds for a release from liability.

Article 58. Compensation of directors
1.
The directors shall be entitled to receive compensation for performing the duties entrusted to them by reason of their appointment as mere members of the board of directors by the shareholders at the general shareholders’ meeting or by the board itself exercising its power to make interim appointments to fill vacancies.

2.
The compensation referred to in the preceding paragraph shall be paid as a share in profits and bylaw-mandated compensation, and shall have two components: (a) an annual amount and (b) attendance fees. Attendance fees shall be paid in advance on account of the profits for the fiscal year.

The specific amount payable for the above-mentioned items to each of the directors shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

The aggregate amount of the compensation established in this sub-section shall be equal to one percent of the profit of the Company for the fiscal year, provided, however, that the board may resolve that such percentage be reduced in those years in which it so deems justified.

3.
In addition, the directors shall be entitled to receive compensation in the form of shares or options thereon, or by any other compensation system referenced to the value of shares, whether of the Company itself or of companies belonging to its group, provided the application of such compensation systems is previously approved by the shareholders at the general shareholders’ meeting. Such resolution shall determine, if applicable, the number of shares to be delivered, the exercise price of the options, the value of the shares used as a reference, the duration of such compensation system and such other terms as it may deem appropriate.

4.
Independently of the provisions of the preceding paragraphs, the directors shall also be entitled to receive such other compensation (salaries, incentives, bonuses, pensions, insurance and severance payments) as, following a proposal made by the appointments and remuneration committee and upon resolution by the board of directors, may be considered appropriate in consideration for the performance of other duties in the Company, whether they are the duties of an executive director or otherwise, other than the duties of supervision and collective decision-making that they discharge in their capacity as members of the board.

5.	The Company shall take out liability insurance for its directors on such terms as are customary and commensurate with the circumstances of the Company itself.
Article 59. Transparency of the compensation system.
1.
The board of directors shall, on an annual basis, prepare a report on the compensation policy where it shall set forth the standards and basis used to determine the compensation of the directors for the last current fiscal year and the current fiscal year, and shall make it available to the shareholders when the ordinary general shareholders’ meeting is called. The contents of the report shall be governed by the provisions of the rules and regulations of the board.

2.
In the annual report, the board shall set forth, on an individual basis, the compensation received by each director, specifying the amounts corresponding to each compensation item. It shall also set forth therein, on an individual basis and for each item of compensation, the compensation payable, pursuant to Articles 49 and 58.4, for the performance of executive duties entrusted to the executive directors of the Company.

Section 7. Corporate governance report and website
Article 60. Annual corporate governance report
1.
The board of directors shall prepare an annual corporate governance report which shall specifically focus on (i) the level of compliance with the good governance recommendations set forth in the official reports; (ii) the conduct of the general shareholders’ meeting and proceedings therein; (iii) related-party transactions and intragroup transactions; (iv) the ownership structure of the Company; (v) the management structure of the Company; and (vi) risk control systems.

2.
The annual corporate governance report shall be made available to the shareholders on the Company’s website no later than the date of publication of the call to the ordinary general shareholders’ meeting that is to review the annual accounts for the fiscal year to which such report refers.

Article 61. Website.
1.	The Company shall have a website through which it shall report to its shareholders, investors and the market at large the relevant or significant events that occur in connection with the Company.

2.
Without prejudice to any additional documentation required by applicable regulations, the Company’s website shall include at least the information and documents set forth in the rules and regulations of the board.

CHAPTER III. OTHER PROVISIONS
Section 1. Annual accounts
Article 62. Submission of the annual accounts
1.	The company’s fiscal year shall coincide with the calendar year, commencing on 1 January and ending on 31 December of each year.

2.
Within a maximum period of three months from the closing date of each fiscal year, the board of directors shall draft the annual accounts, which shall include the balance sheet, the profit and loss statement, the annual report to the accounts, the statement of changes in the shareholders’ equity and the statement of cash flows, the management report and the proposed allocation of profits or losses, and, if applicable, the consolidated accounts and management report.

3.
The board of directors shall use its best efforts to prepare the accounts such that there is no room for qualifications by the auditor. However, when the board believes that its opinion must prevail, it shall provide a public explanation, through the chairman of the audit and compliance committee, of the content and scope of the discrepancy, and shall also endeavor to ensure that the auditor likewise discloses its considerations in this regard.

4.
The annual accounts and the management report of the Company shall be reviewed by the auditors appointed by the shareholders at the general shareholders’ meeting prior to the end of the fiscal year to be audited, for a specified term which may not be less than three years or greater than nine, from the date of the beginning of the first fiscal year to be audited. The auditors may be re-elected by the shareholders at the general shareholders’ meeting every year following the expiration of the original term.

Article 63. Approval of the accounts and allocation of results
1.	The annual accounts shall be submitted to the shareholders for approval at the general shareholders’ meeting.

2.	Once the annual accounts have been approved, the shareholders at the general shareholders’ meeting shall resolve on the allocation of the results for the fiscal year.

3.
Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriated reserves, once the payments required by the law and these bylaws have been made and provided the shareholders’ equity disclosed in the accounts is not or, as a result of the distribution, is not reduced to less than the share capital. If there are any losses from prior fiscal years that reduce the Company’s shareholders’ equity below the amount of the share capital, the earnings shall be used to offset such losses.

4.
The shareholders at the general shareholders’ meeting shall decide the amount, time and form of payment of the dividends, which shall be distributed among the shareholders in proportion to their paid-up capital.

5.
The shareholders at the general shareholders’ meeting and the board of directors may make resolutions as to the distribution of interim dividends, subject to such limitations and in compliance with such requirements as are established by the law.

Article 64. Dividends in kind
The shareholders at the general shareholders’ meeting may resolve that dividends be paid in kind in whole or in part, provided that:
(i)	the property or securities to be distributed are of the same nature;

(ii)	they have been admitted to listing on an official market as of the effective date of the resolution, or liquidity is duly guaranteed by the Company within a maximum period of one year; and

(iii)	they are not distributed for a value that is lower than the value at which they are recorded on the Company’s balance sheet.
Article 65. Deposit of the annual accounts
Within the month following the approval of the annual accounts, the board of directors shall file with the commercial registry of the place where the registered office of the Bank is located, for deposit, a certificate setting forth the resolutions adopted at the general shareholders’ meeting approving the annual accounts and setting forth the allocation of results. It shall also attach to such certificate a copy of each of such accounts as well as of the management report, if applicable, and of the auditors’ report.
Section 2. Dissolution and liquidation of the Company
Article 66. Dissolution of the Company
The Company shall be dissolved in the instances and subject to the requirements established by applicable law.
Article 67. Liquidators
1.
Once the Company has been dissolved, all of the members of the board of directors whose appointment is current and registered with the commercial registry shall become liquidators by operation of law, unless the shareholders acting at a general shareholders’ meeting have appointed other liquidators in the resolution providing for the dissolution of the Company.

2.	If there is not an odd number of directors, the youngest director shall not act as liquidator.

Article 68. Representation of the dissolved Company
In the event of dissolution of the Company, each of the liquidators acting jointly and severally shall have the power to represent it.
Article 69. Supervening assets and liabilities
1.
If corporate property appears after the entries relating to the Company have been cancelled, the liquidators shall assign to the former shareholders the additional share to which they may be entitled, for which purpose such property shall be first converted into cash where necessary.

After the passage of six months from the date on which the liquidators were required to comply with the provisions of the foregoing, without the former shareholders having been assigned the additional share, or in the absence of liquidators, any interested party may file a petition with the court of the place where the company’s last registered office was located for the appointment of a person to replace the liquidators in the performance of their duties.

2.
The former shareholders shall be jointly and severally liable for all unpaid corporate liabilities up to the amount of what they may have received as their share in liquidation, without prejudice to the liability of the liquidators in the event of fraudulent or negligent conduct.

3.
In order to comply with formal requirements relating to legal acts performed prior to the cancellation of the entries of the Company, or whenever necessary, the former liquidators may formalize legal acts in the name of the defunct company following its cancellation in the registry. in the absence of liquidators, any interested party may file a petition for formalization by the court of the place where the last registered office of the Company was located.

Section 3. General provisions
Article 70. Forum
The shareholders hereby waive the jurisdiction otherwise applicable to them and expressly submit to the jurisdiction of the courts sitting in the place where the registered office of the Bank is located.
Article 71. Communications
Without prejudice to the provisions of these bylaws with respect to proxy-granting, distance voting, and attendance at shareholders’ meetings via teleconference, any required or voluntary communications and information among the company, its shareholders, and the directors, regardless of the party issuing or receiving them, may be effected by electronic or data-transmission means, except in the cases expressly excluded by the law and respecting at all times the guarantees of security and the rights of shareholders, to which end the board of directors may establish appropriate technical mechanisms and procedures, which it shall publish on the Company’s website.”

Item Seven
The last paragraph of Article 8 of the Rules and Regulations for the Meeting is amended, without changing the rest of the provision, such that the text of such Article 8 reads as follows:
“Article 8. Proxies
Without prejudice to the provisions of the Bylaws, the right to attend the General Shareholders’ Meeting may be delegated to any individual or legal person. Individual shareholders not enjoying full rights under civil law, and legal entities holding shares, may be represented by legal representatives who have been duly verified. In such cases, as well as in the event a shareholder delegates his right to attend, no shareholder may have more than one representative at the Shareholders’ Meeting.
Proxy representation conferred upon one who is legally ineligible to hold such proxy shall be null and void. A proxy is always revocable. Attendance at the Shareholders’ Meeting, whether physically or by casting a distance vote, shall be equivalent to the revocation of such proxy, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.
In cases where the directors of the Company make a public solicitation for proxies, the rules contained in the Business Corporations Law, the Securities Market Law and rules and regulations further elaborating upon the provisions thereof shall apply. In particular, the document evidencing the proxy must contain or attach the agenda, as well as the solicitation of instructions for the exercise of voting rights and the way in which the proxy-holder will vote in the event that specific instructions are not given, subject in all cases to the provisions of Law.
The delegation may also include those matters that the law allows to be dealt with at the General Shareholders’ Meeting even when not provided for in the agenda. If the delegation does not include them, it shall be understood that the shareholder represented instructs his representative to abstain from voting on those items.
Without prejudice to the provisions of Article 108 of the Business Corporations Law, proxies shall be conferred pursuant to the provisions of Article 106.2 thereof.
When a proxy is granted by remote means of communication, it shall only be deemed valid if the grant is made:
a) by hand-delivery or postal correspondence, sending the Company the duly signed attendance card and proxy, or by other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or
b) by electronic correspondence or communication with the Company, including an electronic copy of the attendance card and the proxy; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the digital signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose, to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.

In order to be valid, a proxy granted by any of the foregoing means of remote communication must be received by the Company before midnight of the third day prior to the date the Shareholders’ Meeting is to be held on first call. In the resolution approving the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.
Pursuant to the provisions of Articles 34.5 of the Bylaws and 20.4 of these Regulations, the Board may also expand upon the foregoing provisions regarding proxies granted by remote means of communication.”
The proposal is contingent upon approval of the bylaw amendment referred to in item Six on the agenda and upon obtaining, with respect to the latter, the corresponding governmental authorization pursuant to the provisions of Royal Decree 1245/1995, of 14 July, on the creation of banks, cross-border activities and other issues regarding the legal regime for financial institutions [Real Decreto 1245/1995, de 14 de julio, sobre creación de bancos, actividad transfronteriza y otras cuestiones relativas al régimen jurídico de las entidades de crédito].
Item Eight
I) To deprive of effect the authorization granted by the shareholders at the ordinary General Shareholders’ Meeting of 23 June 2007 by means of resolution EIGHT.
II) To delegate to the Board of Directors, pursuant to the provisions of Section 153.1.a) of the Business Corporations Law, the broadest powers to do the following within one year from the date on which this General Shareholders’ Meeting is held: set the date and terms and conditions, in all matters not provided for by the shareholders themselves acting at the General Shareholders’ Meeting, for a capital increase approved at such General Shareholders’ Meeting, in the amount of THREE HUNDRED SEVENTY-FIVE MILLION EUROS.
In exercising these delegated powers, the Board of Directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares – with or without a premium and with or without voting rights – or by increasing the par value of existing shares, through new cash contributions or by charging the increase to unrestricted reserves, or some combination of the two methods; determine the deadline for exercising pre-emptive rights (or for negotiating the right to gratuitous assignment) in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed, the capital will be increased only by the amount of the actual subscriptions; and reword the Article of the Company’s Bylaws pertaining to share capital.
If the Board of Directors does not exercise the powers delegated to it within the period provided by the shareholders acting at the General Shareholders’ Meeting for carrying out this resolution, such powers shall become void once the deadline has passed.
The Board of Directors is also authorized to delegate to the Executive Committee the delegable powers granted pursuant to this resolution.

Item Nine
I) To rescind and deprive of any effect the unused portion of resolution TEN of the ordinary General Shareholders’ Meeting held on 21 June 2003.
II) To delegate to the Board of Directors, in accordance with the general regulations on the issuance of debentures and under the provisions of Section 319 of the Regulations of the Commercial Registry, the power to issue fixed-income securities that are convertible into newly issued shares of the Company and/or exchangeable for outstanding shares of the Company, in accordance with the following conditions:
1.	The fixed-income securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

2.
The total maximum amount of the issuance or issuances of convertible and/or exchangeable fixed-income securities that are approved pursuant to this delegation shall be SEVEN THOUSAND MILLION EUROS or the equivalent thereof in another currency.

3.
In the exercise of the delegated powers granted herein, and by way of example and not limitation, the Board of Directors shall be responsible for determining, for each issuance, the amount thereof, always within the stated overall quantitative limit; the place of issuance (domestic or foreign) and the currency, and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds or debentures (including those that are subordinated) or any other denomination allowed by Law; the issuance date(s); the number of securities and the nominal value thereof, which shall not be less than the nominal value of the shares; the interest rate, dates, and procedures for payment of the coupon; the permanent or callable nature, and, in the latter case, the repayment period and maturity date; the type of repayment, premiums, and tranches; guarantees; form of representation, either certificated or via book-entry; preemptive rights, if any, and subscription procedure; applicable law; the request, if any, for admission to trading on official or unofficial, organized or unorganized, domestic or foreign secondary markets of the securities that are issued with the requirements in each case required by applicable laws and regulations; and, in general, any other condition to issuance, or to appointing the Examiner [Comisario], and approving the fundamental rules that must govern the legal relations between the Bank and the Syndicate of holders of the securities that are issued.

4.	For purposes of determining the basis and methods for the conversion and/or exchange, the following standards are hereby approved:
(i)
Securities pursuant to this resolution shall be convertible into new shares of the Bank and/or exchangeable for outstanding shares of such entity in accordance with a conversion and/or exchange ratio that must necessarily be fixed, with the Board of Directors being authorized to determine whether they shall be convertible and/or exchangeable, and also to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, and if voluntarily, at the option of their holder or of the issuer, with the timing and during the term that is established in the issuance resolution, which shall not exceed fifteen (15) years from the date of issuance.

(ii)
If the issuance is convertible and exchangeable, the Board may also provide that the issuer reserves the right to choose at any time between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered upon conversion or exchange, and may also choose to deliver a combination of newly-issued shares and pre-existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted and/or exchanged on a single given date.

(iii)
For purposes of the conversion and/or exchange, fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the fixed exchange rate determined in the resolution of the Board of Directors making use of this delegation, or at the exchange rate determinable on the date or dates indicated in the resolution of the Board, and based on the listing price for the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a discount, and in any case with a minimum of the greater of (a) the average exchange rate for the shares on the Spanish Continuous Stock Exchange Market, based on closing prices, for a period to be determined by the Board of Directors, and that will be no more than three months nor less than fifteen calendar days prior to the date of adoption by the Board of the resolution for the issuance of the fixed-income securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of the adoption of such issuance resolution.

(iv)
When the conversion and/or exchange takes place, the fractions of a share that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number, and each holder shall receive in cash the difference that may arise under such circumstances.

(v)
Under no circumstances shall the value of the shares for the purposes of the ratio of the conversion of the debentures into shares be lower than its nominal value. Pursuant to the provisions of Section 292.3 of the Business Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Nor shall the convertible debentures be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible debentures pursuant to the authorization granted by the shareholders at the Meeting, the Board of Directors shall issue a directors’ report further developing and specifying the basis and methods for the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be accompanied by the corresponding auditors’ report referred to in Section 292 of the Business Corporations Law.

5.
To the extent that the conversion and/or exchange into shares of the fixed-income securities that may be issued is possible, the holders thereof shall have such rights as are attributed thereto by the legislation in force and especially, if applicable, those relating to preemptive rights (for convertible debentures) and the anti-dilution clause contained in the legal provisions, except that the shareholders acting at a General Meeting or the Board of Directors, upon the terms and in accordance with the requirements of Section 159 of the Business Corporations Law in force, may decide to totally or partially exclude the preemptive rights of the shareholders and of the holders of convertible debentures.

6.	The delegation to the Board of Directors shall also include, by way of example and not limitation, the following powers:
(i)
The power such that the Board of Directors, within the scope of the provisions of Section 159 of the Business Corporations Law, may totally or partially exclude the preemptive rights of shareholders and holders of convertible debentures, when such exclusion is required to obtain capital in the international markets, for the use of bookbuilding techniques, or when justified in any other manner by the Company’s interests. In any event, if the Board decides to eliminate preemptive rights with respect to a specific issuance of convertible debentures that it may decide upon within the scope of this authorization, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall issue a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding auditor’s report referred to in Section 159.2 of the Business Corporations Law. Such reports shall be made available to the shareholders and debenture-holders and communicated to the shareholders at the first General Meeting held after the adoption of the issuance resolution.

(ii)
The power to increase capital by the amount necessary to handle the requests for conversion. Such power may only be exercised to the extent that the Board, adding together the capital that is increased in order to cover the issuance of convertible debentures and the remaining capital increases that have been agreed upon within the scope of authorizations granted by the shareholders at the Meeting, does not exceed the limit of one-half of the share capital amount specified in Section 153.1 b) of the Business Corporations Law. This authorization to increase capital includes authorization to issue and place into circulation, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, and authorization to revise the text of the article of the Bylaws relating to the amount of capital and, if applicable, to nullify the portion of such capital increase that was not needed for conversion into shares.

(iii)	The power to further implement and specify the basis and methods for the conversion and/or exchange, taking into account the standard set forth in number four above.
At subsequent General Meetings held by the Company, the Board of Directors shall inform the shareholders of the use, if any, that has been made through such time of the powers referred to in this resolution.

7.
When appropriate, the Company shall request that the debentures issued pursuant to this delegation be admitted to trading on official or unofficial, organized or unorganized, domestic or foreign markets, with the Board being authorized to carry out the procedures and activities before the relevant bodies of the various domestic or foreign securities markets that may be necessary for the admission to listing.

8.	In turn, the Board of Directors is hereby authorized to delegate to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.
Item Ten
I) To empower the Board of Directors, pursuant to the general rules for the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, to issue, in one or more times, fixed-income securities up to the sum of THIRTY-FIVE THOUSAND MILLION EUROS or the equivalent thereof in another currency, in any of the forms permitted by law, including bonds, certificates, notes, and debentures, including such subordinated debentures as are set forth in sub-section 1 of Section 7 of Law 13/1985, of 25 May and Section 20.1 of Royal Decree 1343/1992, of 6 November. These securities may be unsecured or carry guarantees of any kind, including mortgage backing. They may be represented by certificates or may be book-entry securities. The securities issued under this authorization shall be numbered consecutively for each issue, beginning with number 1 (ONE). Each issue shall constitute a single series. The securities may be fully or partially exchangeable for existing shares of the issuing Company itself or for shares of other Entities. If they are exchangeable, such exchange may be voluntary or mandatory. If voluntary, such exchange may be at the option of the holder of the securities or of the issuer. They may also include an option to buy such shares. The securities may be issued in the Spanish territory or abroad, under Spanish or foreign law. They may be denominated in Spanish or foreign currency, provided, however, that if they are denominated in foreign currency, the equivalent thereof in euros shall be stated. The Board of Directors is empowered to freely determine all other terms of the issue(s), as well as whether each issue is perpetual or amortizable. If amortizable, it may determine the amortization schedule, all within the limits set by law. Furthermore, in general, it may execute without any limitation whatsoever any public or private instruments required or that the Board may deem advisable in order to carry out this resolution. It may also, as appropriate, designate the Examiner [Comisario] and approve the basic rules that shall govern the legal relationship between the Bank and the Syndicate of holders of the securities issued.
With respect to the limit to the delegation, the stated amount of THIRTY-FIVE THOUSAND MILLION EUROS constitutes the maximum global limit for the par value amount that may be outstanding at any given time for notes or similar securities issued plus the par value issued for all other securities likewise issued under this authorization conferred upon the Board of Directors.
This power may be exercised by the Board of Directors within a period of five years from the date the resolution is adopted by the shareholders at the General Shareholders’ Meeting, after which time any portion thereof that has not been exercised shall be cancelled.

It is stated for the record that, as provided by Section 111 bis of Law 24/1988, of 28 July and the Fourth Additional Provision of Law 26/1988, of 29 July, the limitation regarding the issuance of debentures set forth in sub-section 1 of Section 282 of the restated text of the Business Corporations Law does not apply to the Bank.
II) To also empower the Board to decide, on a case-by-case basis, the repayment terms for the fixed-income securities issued under this authorization. It may use the withdrawal means referred to in sub-sections a), b), and c) of Section 306 of the restated text of the Business Corporations Law.
III) To also empower the Board of Directors so that when it so deems advisable, and subject to obtaining the necessary official authorizations and, as appropriate, the approval at the Meetings of the pertinent Syndicates of Holders of the securities, it may modify the conditions for repayment of the fixed-income securities which have been issued and the respective terms thereof, as well as the rate of interest, if any, accruing on the securities included in each issuance under the foregoing authorization.
IV) The Board of Directors is authorized to delegate to the Executive Committee the powers granted under sub-sections I), II) and III) above.
Item Eleven
ELEVEN A: Within the framework of approval by the Board of Directors of the Bank, after a report from the Appointments and Remuneration Committee, of the long-term incentive policy and the plans that make up such policy, the following resolutions are adopted with respect to the matters for the implementation of which the decision of the shareholders at the General Shareholders’ Meeting is required.
• Approval of the third cycle of the Performance Shares Plan.
To approve the third share delivery cycle linked to the attainment of objectives, which are subject to the following rules:
(i)
Beneficiaries: The executive Directors and other members of the Senior Management as well as such other managers of the Santander Group (excluding Banesto) as the Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, may determine. The overall number of participants is expected to be approximately 6,000, although the Board of Directors, or the Executive Committee by delegation thereof, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares to be delivered that are authorized at any time.

(ii)	Objectives: The objectives whose achievement will determine the number of shares to be delivered (the “Objectives”) are linked to two indicators:
a)	Total Shareholder Return (“TSR”); and

b)	Growth in Earnings per Share (“EPS”).
For the purposes hereof, TSR shall mean the difference (stated as a percentage ratio) between the value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period, bearing in mind that, for purposes of the calculation of such value at the end of the period, the dividends or similar items received by the shareholders for such investment during the respective period of time will be considered as if they had been invested in additional shares of the same type on the first date on which the dividend is due to the shareholders and at the average weighted listing price on such date. The listing prices set forth in paragraph (iii) below shall be used to determine such values at the beginning and at the end of the period.
For the same purposes, EPS growth shall mean the percentage ratio between the earnings per common share as disclosed in the consolidated annual financial statements at the beginning and at the end of the comparison period, as determined in paragraph (iii) below.
At the end of the respective cycle, the TSR and EPS growth of Santander and of each of the entities of the group defined below (“Reference Group”) will be calculated and will be ranked in descending order. Each of the two indicators (TSR and EPS growth) shall separately have a 50% weight in the determination of the percentage of shares to be delivered, on the basis of the following scale and according to Santander’s relative position within the Reference Group:

Santander’s position in	Percentage of shares
the TSR ranking	earned over maximum
1st to 6th	50%
7th	43%
8th	36%
9th	29%
10th	22%
11th	15%
12th onwards	0%

Santander’s position in	Percentage of
the EPS growth	shares earned over
ranking	maximum
1st to 6th	50%
7th	43%
8th	36%
9th	29%
10th	22%
11th	15%
12th onwards	0%
The Reference Group will initially be composed of the following 21 entities:

Bank	Country
Banco Itaú	Brazil
Bank of America	United States
Barclays	United Kingdom
BBVA	Spain
BNP Paribas	France
Citigroup	United States
Credit Agricole	France
Deutsche Bank	Germany
HBOS	United Kingdom
HSBC Holdings	United Kingdom
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Lloyds TSB Group	United Kingdom
Mitsubishi	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Royal Bank of Scotland Group	United Kingdom
Société Générale	France
UBS	Switzerland
Unicredito Italiano	Italy
Wells Fargo & Co.	United States

If any of the entities of the Reference Group is acquired by another company, is delisted or disappears, it will be removed from the Reference Group. In such case and in any other similar case, the comparison to the Reference Group will be made in such a way that, for each of the indicators considered (TSR and EPS growth), the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25%ile) of the Reference Group; no share will be earned if Santander is below the mean (50%ile) of the Reference Group; 30% of the maximum number of shares will be earned in the mean (50%ile) and, for intermediate positions between (but not including) the mean and the first quartile (not including the 25%ile), it will be calculated by linear interpolation.

(iii)
Term: This third cycle will comprise 2008, 2009 and 2010. Accordingly, for purposes of the objective related to TSR, the daily average weighted volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) 1 April 2008 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) 1 April 2011 (to calculate the value at the end of the period); and, for purposes of the objective linked to EPS growth, taking into account the distorting effect that the extraordinary circumstances affecting the financial markets have had on the results of some of the entities within the Reference Group in 2007, the consolidated financial statements for the period ended 31 December 2006 and the consolidated financial statements for the period ended 31 December 2010 will be taken into account. To receive the shares, the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through 30 June 2011. Delivery of the shares, if appropriate, will be made not later than 31 July 2011, on the date determined by the Board of Directors, or by the Executive Committee by delegation thereof.

The shares shall be delivered by the Bank or by another company of the Group, as the case may be.

(iv)	Maximum number of shares to be delivered:

Subject to the other limits set forth in this resolution, the maximum number of shares to be delivered to each beneficiary shall be the result of dividing a percentage of the beneficiary’s fixed annual compensation on the date of adoption of this resolution by 13.46 euros per share, which is the same amount provided for such purposes for the two cycles approved in 2007.

In the case of executive Directors, such percentage of their fixed annual compensation shall be 71%, except for Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, for whom 70% of such percentage shall be applied.

Accordingly, the number of shares to be delivered to each executive Director shall not exceed the following:

Executive Directors	Third Cycle
Mr. Emilio Botín-Sanz de Sautuola	68,848
Mr. Alfredo Sáenz Abad	189,628
Mr. Matías Rodríguez Inciarte	87,590
Mr. Francisco Luzón López	77,083
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	46,855
Mr. Juan Rodríguez Inciarte	50,555

Without prejudice to the Banesto shares that might correspond to Ms. Patricia Botín-Sanz de Sautuola y O’Shea under the plans that might be approved at Banesto’s General Shareholders’ Meeting, the maximum number of shares referred to in the preceding table corresponding to such executive Director must be submitted for approval at such Meeting.
• Approval of the second cycle (2009-2011) of the Shares Related to Mandatory Investment Plan.
To approve the second cycle of delivery of shares related to mandatory investment of variable compensation, which is subject to the following rules:
(i)
Beneficiaries: The executive Directors and other members of the Senior Management of the Bank, as well as the other principal managers of the Santander Group (excluding Banesto), as determined by the Board of Directors, or the Executive Committee by delegation thereof (about 36 beneficiaries). Without prejudice to the foregoing, such new participants may be added to the Plan as are appropriate as a result of promotion, joining the group or other reasons, in the opinion of the Board of Directors or of the Executive Committee by delegation thereof, without modifying the other terms and conditions thereof.

(ii)
Operation: The beneficiaries shall mandatorily use 10% of their 2008 gross variable annual compensation (or bonus) to purchase Bank shares on the market (the “Mandatory Investment”). The Mandatory Investment shall be made not later than 28 February 2009. The Board of Directors, or the Executive Committee by delegation thereof, may reduce such period.

The maintenance of the shares acquired in the Mandatory Investment and permanence of the participant at the Santander Group for a period of three years as from the date of the Mandatory Investment shall entitle the participant to receive from the Bank or from another company of the Group, as the case may be, the same number of Santander shares as that initially purchased on a mandatory basis, i.e., at the rate of one share for each share acquired in the Mandatory Investment.

In the event that the sum of 10% of the annual variable compensation (bonus) for 2008 of plan beneficiaries, when invested in Bank shares, results in the Mandatory Investment of all beneficiaries exceeding the aggregate maximum number of shares set by the Board of Directors, or the Executive Committee by delegation thereof, within the Total Limit, as defined below, the amount to be invested by each beneficiary shall be reduced proportionately so as not to exceed such Total Limit.

(iii)
Term: This second cycle comprises 2009-2011. The delivery of shares by the Bank will be made, if appropriate, between 1 January and 1 April 2012, on the specific date to be determined by the Board of Directors, or the Executive Committee by delegation thereof, within one month of the third anniversary of the date on which the Mandatory Investment was made.

The Mandatory Investment of each executive Director shall be the result of applying sub-paragraph (ii) above, with the following maximum limits:

Executive Directors	Maximum no. of shares
Mr. Emilio Botín-Sanz de Sautuola	19,968
Mr. Alfredo Sáenz Abad	47,692
Mr. Matías Rodríguez Inciarte	25,159
Mr. Francisco Luzón López	27,675
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	16,956
Mr. Juan Rodríguez Inciarte	14,738
The maximum number of shares for Ms. Ana Patricia Botín Sanz de Sautuola y O’Shea will also be submitted to the shareholders at the Banesto General Shareholders’ Meeting for approval.
• Approval of the maximum limit of shares of the Selective Share Delivery Plan.
To authorize the delivery of Bank shares up to a maximum of 1,900,000 shares (representing 0.03% of the current share capital) to be used selectively as an instrument to retain or hire managers or employees of the Bank or of other companies of the Group, with the exception of the executive Directors. The Board of Directors, or the Executive Committee by delegation thereof, shall make all decisions regarding the use of this instrument. The overall limit established in this resolution shall also be observed.
A minimum period of permanence with the Group of 3 to 4 years will be required of each participant. At the end of the minimum period established in each case, the participant will be entitled to delivery of the shares.
The authorization granted herein may be used to make commitments to deliver shares for 12 months following the date on which such authorization is granted.
• Other rules
The aggregate maximum number of shares to be delivered pursuant to this resolution shall be 19,960,000, representing 0.32% of the share capital as of the date hereof (the Total Limit).
In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered shall be modified so as to maintain the percentage of the total share capital represented by them and the corresponding adjustments shall be made in order for the calculation of TSR and EPS growth to be correct.
Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located shall be used to determine the listing price of each share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions to which the delivery thereof is made contingent. Such adaptations may include the substitution of delivery of equivalent amounts in cash for the delivery of shares.
The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.
• Authorization
Without prejudice to the general provisions of item TWELVE or the foregoing paragraphs of this item, the Bank’s Board of Directors is hereby authorized to put its previous resolutions into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:
(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the relevant prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorization or verification.

(iv)	To distribute the Total Limit among the various plans, respecting the specific maximum limits, if any, provided for each of them.

(v)
To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the rules for comparison between the entities of the Reference Group in the event of unforeseen changes.

(vi)
To approve the hiring of an internationally recognized third party to verify attainment of the Objectives to which the delivery of shares is linked during the cycles of the Performance Shares Plan and provide advice on any issues that may arise in the execution thereof. Specifically and without limitation, such third party may be entrusted with:

•	Obtaining the information on which the calculation of EPS growth and TSR is to be based, through appropriate sources.

•	Making such calculations.

•	Comparing the EPS growth and TSR between the Bank and the various entities of the Reference Group.

•
Advising on the decision regarding the manner to proceed in the event of any unforeseen changes in the Reference Group list that require a change in the rules used to compare them for purposes of the Performance Shares Plan.

(vii)	In general, take any actions and execute all such documents as may be necessary or appropriate.
The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution ELEVEN A.
The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, plans and cycles thereof with respect to their own managers.
ELEVEN B: Approval of a savings plan for employees of Abbey National Plc. and other companies of the Group in the United Kingdom
To approve a voluntary savings plan applicable, by decision of Abbey National Plc., to employees of Abbey National Plc., companies within the subgroup thereof, companies belonging to the Santander Group in which Abbey National Plc. has an interest of at least 25% and employees of Santander Cards Limited as of 21 April 2008. The characteristics of this plan are as follows:
A plan in which between 5 and 250 pounds Sterling is deducted each month from the employee’s net salary, as chosen by the employee, who may, at the end of the chosen period (3, 5 or 7 years) choose among collecting the amount contributed, without interest, or exercising options for shares of Banco Santander, S.A. in the amount saved, without interest, at a fixed price, and in both cases receiving a tax-exempt bonus from the British Inland Revenue (currently 4%~5% annually), the amount of which may be applied by the employee to the exercise of the options that have been granted. In case of voluntary resignation, the employee will recover the amount contributed to that time, without interest, and will receive a slightly reduced bonus, but will forfeit the right to exercise the options.
The exercise price in pounds Sterling shall be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction shall be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount shall be converted into pounds Sterling for each day of listing at the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference day shall be set in the final approval by the British Inland Revenue (“invitation date”) and shall occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2008.

The employees must decide upon their participation in the plan within the period between 42 and 63 days following the publication of the consolidated results of Banco Santander, S.A. for the first half of 2008.
The maximum monthly savings for all contracts signed by each employee (whether for the plan referred to in this resolution or other future plans) is 250 pounds Sterling.
The maximum number of shares of Banco Santander, S.A. to deliver in this plan that are approved for 2008 is 8,200,000, equal to 0.13% of the share capital as of this date.
The plan is subject to the approval of the British Inland Revenue.
Without prejudice to the generality of the provisions of resolution TWELVE below, the Board of Directors is authorized, to the broadest extent permitted by law and with the express power of delegation to the Executive Committee, to carry out any acts that may be necessary or merely appropriate in order to implement the above-mentioned plan, as well as to further develop and explicate, to the extent required, the rules herein set forth. All of the foregoing shall be deemed to be without prejudice to the acts that the decision-making bodies of Abbey National Plc. have already performed or may hereafter perform in the exercise of their powers within the framework defined by this resolution of the shareholders acting at the Meeting, in order to implement the plan and to establish, develop and explicate the rules applicable thereto.
Item Twelve
Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:
A) To authorize the Board of Directors to interpret, cure, supplement, carry out and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the foregoing resolutions as well as this resolution TWELVE.
B) To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, acting severally, and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the aforementioned gentlemen are also severally empowered to carry out the required filing of the Annual Accounts and other documentation with the Commercial Registry.

CERTIFY also that, the Secretary informed the shareholders at the General Shareholders’ Meeting on the explanatory report prepared pursuant to Article 116.bis of the Securities Market Law [Ley del Mercado de Valores] and the use by the Board of Directors of the delegation granted in October 2003 to issue convertible debt.
CERTIFY finally, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, Notary belonging to the Ilustre Colegio of Burgos and with residence in the city of Santander, attended the Shareholders’ Meeting. The minutes of the meeting prepared by the Notary Public are the minutes of the Shareholders’ Meeting.
AND to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on 21 June 2008.
Reviewed

The Third Vice Chairman

Item 3
Mr. President of Cantabria
Mr. Chairman of the CEOE
Dear Shareholders,
Once again, I thank you for attending this Annual General Meeting of Banco Santander.
In the course of my speech I will discuss:
1.-	Firstly, the economic situation.

2.-	Next, the highlights of 2007 for Banco Santander and the dividend for our shareholders.

3.-	Thirdly, Banco Santander’s Corporate Governance and Social Responsibility policy.

4.-	Lastly, the year to date and the outlook for the Group.
1. A difficult economic environment.
I would like to begin by pointing out the circumstances that have affected the international financial system during the last twelve months and the possible impact for the world economy.
An analysis of these facts is fundamental to be able to understand the strengths of our Group and the strategy we have followed in the last years.
EB Junta 2008

Last year, I told you the following in this AGM:
"It is obviously not easy to sustain indefinitely an era of strong economic growth and such favourable financial conditions.”
“It is thus inevitable that we ask ourselves if we are prepared to carry out our business in a less propitious environment.”
And I said then:
“The answer is a robust yes. Banco Santander is better prepared than our competitors to face the future.”
Nobody thought that the change in the cycle would come so soon and be so intense.
As all of you know, from the month of August, beginning with the subprime mortgage market in the United States, a set of factors have negatively affected:
•	international liquidity,

•	the risk premium in credit markets

•	confidence in the growth of the world economy

•	and, even more intensely, the values of a wide range of financial assets.
These factors have led to recognised losses of USD 400 billion in the international financial system.
EB Junta 2008

To sum up, these are very complex times, probably the most difficult seen by a whole generation of bankers, that put to the test...
•	strategies,

•	business and risk management

•	as well as the Corporate Governance of major international financial institutions.
Against this backdrop, the share prices of the 20 leading financial institutions that we consider our peers have generally been strongly penalized, falling an average of 36% between January, 2007, and today — a total loss of EUR 520 billion in shareholder value.
Banco Santander’s share has fallen by 15.4% in these same 18 months.
Today we are the seventh bank in the world by market value, ahead of other banks that until recently were leaders by capitalization.
Today we are worth more than the 2nd, 3rd, 4th and 5th Spanish banks together, and more than the 1st and 2nd German banks.
These figures show that Banco Santander has passed this difficult test with remarkable success thanks to our business model, focused
•	on commercial banking

•	on our traditional discipline in risks

•	on our permanent cost management

•	and on capital and balance sheet strength.
Now I will turn to the year 2007 for Banco Santander.
EB Junta 2008

2. The fiscal year 2007 for Santander and the dividend for our shareholders.
Our Group earned attributable net profit of EUR 9,060 million in 2007, 19.3% more than the previous year.
The ordinary attributable net profit per share was been EUR 1.28, an increase of 21.4%.
Last year was part of a very consistent trend that allowed us to obtain, over the last decade, an accumulated annual increase in attributable net profit of 25.7% and in earnings per share of 15.5%.
In 2007, Banco Santander became one of the top five banks in the world by profits.
Our earnings per share in 2007 was 2.6 times higher than in 2003.
This positive performance, together with our great confidence in the future, led the Board to propose the dividend we bring to this General Meeting today for its approval.
Our proposal is to assign 50% of the ordinary net profit to the payment of dividends, representing a total dividend of EUR 0.65 per share, charged against the results of the 2007 fiscal year.
This is a 25% increase in the dividend for the third year in a row, underlining the importance that the Group’s Board of Directors places on the dividend as the most effective and recurrent way to remunerate our shareholders.
In Banco Santander, we’ve always followed this line and we haven’t deviated from it when, at some moments, markets have preferred other forms of compensation.
I want you, our shareholders, to know that the Board of Directors of the bank will maintain this policy in the future.
EB Junta 2008

As a result, and consistent with our payout policy and the commitment we undertook with the market in September 2007 to increase our ordinary earnings per share by 15%, the Board of Directors approved in a meeting yesterday a first interim dividend charged to 2008 fiscal earnings of EUR 0.135234, an increase of 10% from the first interim dividend of the previous year.
This dividend will be paid on August 1st.
I would like to emphasize the excellent results generated by our strategy, thanks mainly to our business model and our focus on the following:
•	Commercial banking

•	Risk management

•	Efficiency

•	And good liquidity and capital management
In all these areas, we are outstanding among our international competitors.
•	Firstly, we are a retail bank, whose activity focuses primarily on individual banking customers and small and medium sized enterprises, without forgetting our big clients.

•	We are the international bank with the most branches (13,200 including Banco Real) and 84% of our results come from retail banking. We base the growth of our results on recurrent business.

•
Secondly, the traditional caution of Banco Santander in risk management enabled us, in a very difficult period for the international financial sector, to avoid the losses that many big banks around the world have had.

In Banco Santander, we have always maintained a low and predictable risk profile.
EB Junta 2008

We turn down many transactions that may be profitable but don’t fit with our risk policy...
•	either because we don’t know the client well enough

•	or because it means a high concentration of risk

•	or because the transaction is unnecesarily complex
Banco Santander has not had to make any kind of special provisions related to securities linked with the subprime housing market or products affected by the international financial situation.
Loans to hedge funds are minimal and backed by excellent collateral; the use of conduits that we consolidated in our accounts is residual and the exposition to credit derivatives represents a very marginal risk in our balance sheet.
In the 2007 Annual Report, on page 146, you’ll find all the information on these risks within the Group, with the level of detail and transparency that has always been our hallmark.
Thirdly, we have also taken outstanding steps in costs.
Work on the Group’s technology and permanent cost control have enabled us to improve the efficiency levels of the Group significantly, with a cost-income ratio of 44.2% at the end of the year.
Fourthly, the focus and monitoring of liquidity management has become more important during the last year and continues, in 2008, to figure prominently in the management of financial institutions.
EB Junta 2008

In our Annual Report, we describe in detail the Group’s comfortable situation in this regard, thanks to
•	the strong deposit base in the retail businesses, our main source of liquidity

•	ample access to the wholesale markets, thanks to our high ratings.

•	diversification of markets and instruments to obtain liquidity and the large liquid or cash equivalent asset portfolio on our balance sheet.

•	and, finally, we foresaw and took advantage of good market conditions of recent years, building up a very considerable position in long-term funding.
Again, in 2008, we led the way by opening the market when we issued EUR 15 billion in senior debt, despite the difficulties of the market.
As a result, I can tell you, our shareholders, that Banco Santander is not limiting and has no need to limit growth in loans because of liquidity. As always, the only factor determining our decisions is the credit quality of our customers.
We have, moreover, an excellent capital base. When many international banks needed to launch right issues totalling USD 250 billion, Banco Santander closed 2007 with a BIS ratio of 12.66% and core capital of 6.25%, among the highest of our peer group.
To sum up, Banco Santander has shown its considerable strength in the face of the abrupt change in financial markets and our strategy and banking model have shown their clear advantages in these circumstances.
In contrast to many of our competitors, we have not needed to change our model. We never deviated from the basics that have always characterized Banco Santander: solid and recurrent banking business in terms of risk, capital and a close relationship with our customers.
EB Junta 2008

The Santander share closed yesterday at EUR 11.96. As you know, the consensus or analysts’ average says that the share should cost EUR 16.5.
In my opinion, this price still does not recognize our bank’s huge potential to generate recurrent profit in the medium term.
* * * * * * * * * *
ABN-AMRO operation
So far, I have discussed the results, the dividend and the share.
Now I would like to turn to the acquisition of ABN-AMRO, which was so prominent last year.
Although you know this transaction very well, as we described it in the Extraordinary General Meeting held on July 27th, I would like to highlight some of its main features.
The purchase of ABN-AMRO by a consortium made up of our Group, the Royal Bank of Scotland and Fortis, was the most far-reaching transaction ever in the international financial system.
•	for its size, EUR 71 billion

•	and also because it was unique, carried out by a partnership.
The special features of the purchase of ABN-AMRO have changed the way future international banking consolidation can be conceived and executed.
Traditional paradigms have been broken: size, in itself, does not protect an institution from a well-designed buyout transaction.
EB Junta 2008

On the other hand, transactions beyond one’s own borders — cross-border transactions — are more likely to be succeed, as long as they meet clear criteria that I have pointed out to this Meeting on other occasions:
the transactions must be acquisitions, not mergers, with a clear chain of command, and they must add value, contributing as soon as possible to the buyer’s earnings
per share.
The acquisition of ABN met these criteria. Its execution was flawless, despite the natural difficulties when you carry out something so unique.
Having said that, what really matters to you, our shareholders, is what this transaction brings to the Group and the way in which we financed the operation.
The ABN-AMRO acquisition enabled us to advance our strategy by adding an extraordinarily valuable asset, Banco Real, in Brazil, with 2,000 branches and a business model very complementary to that of Santander Brasil.
With this acquisition, we become the third bank in Brazil by loans and the second by deposits in a market with 190 million inhabitants and huge potential, reinforced by the investment grade rating the country has received.
You can see the importance of Brazil by considering that that two of its main banks, Bradesco and Itau, our main competitors there, are worth more in stock market value than European banks such as Deutsche Bank, UBS, Societe Generale or Barclays.
On October 30th and 31st we’ll do a presentation in Brazil in which, in an extensive and detailed way, we’ll shed light on our plans in that country for the next three years. I assure you that it will be well received by the market.
EB Junta 2008

At the same time, the purchase of ABN-Amro has enabled us to take our model of consumer banking in Europe forward as we exchanged businesses obtained in the transaction for consumer banking assets belonging to General Electric, mainly in Germany and the UK, that fit in well strategically and operationally with our consumer finance unit, Santander Consumer.
The ABN transaction met comfortably our strategic and financial criteria, as defined by the Board - the one I recalled to you in the Annual General Meeting of last year.
In effect, we have funded this acquisition in the most efficient way:
a)	Optimizing the balance sheet through the sale of Group assets.

b)	And keeping direct and indirect new share issues to a minimum.
Both strategies met with success through the following two transactions:
•	The sale of Group properties (not the Bank headquarters in Boadilla, which will close this year), for a capital gain of EUR 1.076 billion in 2007.

•	And the placement in Spain of obligatorily convertible bonds among 129,000 persons.
It seemed impossible to attract EUR 7 billion when market liquidity was scarce.
Normally, in these cases, you make a placement in the institutional market. Nobody dares to in the retail market. And we took the decision in June, when the markets were quiet.
I’m sure that the people who have subscribed to these bonds have made a good investment.
EB Junta 2008

The ABN-AMRO acquisition has been perfect for Banco Santander from the strategic and financial point of view, and has been seen this way by analysts and the international press.
Moreover, we reduced the net cost of Banco Real for Santander to EUR 11,000 million through the sale of Antonveneta, another asset assigned to us in the ABN-AMRO transaction but which didn’t fulfil the strategic criteria needed to develop our retail business in Italy.
The acquisition will have a positive impact on EPS from the first year, and with a rough return on investment of more than 18% in the third year.
3. Corporate Governance and Corporate Social Responsibility.
A difficult environment like the present one tests the quality of the Corporate Governance of any financial institution.
Experience, decision-making procedures, internal control and independent risk management are all essential aspects of our Group’s Corporate Governance. Once it again, this structure has shown itself to be appropriate and effective.
Once again, I will tell you: we have an excellent Board of Directors, a unique Board that does its job with great efficiency and professionalism, as do the various Board committees.
Since our last General Meeting, Mr. Luis Rodríguez Durón, representatiing Mutua Madrileña, which has sold its stake in the bank, has left the Board. I would lie to take this opportunity to thank his him for his work with our Board.
Mr. Juan Rodríguez Inciarte has joined the Baord as Executive Director. I’m sure that his contribution will be very positive for the future development of our work, given his experience in the Group.
EB Junta 2008

I thank Mr. Antonino Fernández, chairman of the International Advisory Council and an important shareholder of the bank, for attending this meeting. I have invited him to sit on this dais with the Board.
Within the framework of Corporate Social Responsibility and our commitment to communities, I would like to emphasize that in 2007 we invested EUR 119 million, focused basically on universities.
In the last 10 years, we have created a very close relationship with the university world. There is nothing similar anywhere else in the world.
We want to be close to universities, supporting their future projects. This spurred us to create a Global Division within the Group called, naturally, Santander Universities.
The fruit of our efforts in this field are the agreements we have with universities in 15 countries and the Universia network, which brings together 1,070 universities in Spain, Portugal and Latin America.
I would also like to make a special mention of two factors that constitute a solid guarantee for our future
•	our brand, Santander, as the banner and substance of global differentiation

•	and our management team.
Regarding the brand, during the last year we have taken important steps to unify it and reinforce our corporate identity. We have increased very significantly its recognition and international reputation.
This is giving us the access to a greater number of clients and increasing their link with our bank, strengthening the foundation for future growth.
EB Junta 2008

Regarding our management team, the results we’ve registered over the years are the best evidence of their quality and professionalism, unanimously recognized by analysts and international investors.
Our management team has what it takes to get the best out of all those who work day in and day out for our Group, whose dedication and effort I want to recognize.
As part of our executive management programme, we present today for your consideration in the eleventh point of the General Meeting’s agenda, as we did in the General Meeting of 2007, new cycles of the long-term incentive plan. These are linked to specific requirements regarding the length of the manager’s tenure in the Group and performance of total shareholder return and the dividend per share, compared to the 20 benchmark banks that we consider peers.
This plan, which affects 5,000 managers, is absolutely consistent with our main goal for you, our shareholders, ...
which is the creation of value in the medium and long term.
4. Year 2008 and the future of the Group
Regarding 2008, it is obvious that the circumstances of the international economy, with persistent liquidity tensions and a sharp fall in growth, have not been favourable to financial institutions as a group in the last few months.
As you already know the first quarter results showed an increase of 22%, to EUR 2.206 billion, from the previous year.
EB Junta 2008

This profit is the highest registered during the quarter by any international bank. It represents high quality, as it is the result of the geographic diversification of our earnings, and in particular:
•	Abbey in the United Kingdom, where we are growing by more than our competitors, with lower costs, fewer non-performing loans and and higher profitability.

•	The excellent performance of our commercial banking businesses in Spain and Latin America.
Moreover, the recurrent nature of the earnings (some 85% comes from commercial banking) gives our Group a solid base to continue growing.
Why am I optimistic about our future?
The instability that has marked international markets during these months is starting to show signs of improvement.
In terms of risk differentials and liquidity tensions, we have been through the worst and we can now expect a gradual normalization in markets.
Although the financial tensions have had their effect on economic growth in most developed economies, the positive impact of globalization, with a growing and more stable contribution from emerging markets, will in the future provide clear support to global growth.
In any case, it is always best to learn lessons from situations like the current one, which must serve as a warning for the international financial system to improve in some areas.
I agree with the reflections by various international organizations, which tabled important issues such as the following:
•	The need for more transparency

•	The management of financial risks

•	Appropriate asset valuation
EB Junta 2008

•	Prudent liquidity management

•	And the proper functioning of the credit rating agencies
Proposals about the operation of the supervision system have been also made.
In this vein, I would like to point out the excellent quality of supervision and prudent regulation of the Bank of Spain, which has been more evident than ever in the recent international crisis.
Thanks to the vision and foresight of the Bank of Spain, the Spanish banking system as a whole enjoys a very comfortable capital position and provisions to face the future.
In our case, during the last few years, we have also built an excellent business platform, well diversified, maintaining an appropriate balance among our positions.
•	in more mature markets, like in Spain, Portugal and the UK, as well as the rest of Europe

•	in markets with great growth potential, like Brazil, Chile and Mexico, with represent 80% of the GDP of the region.
Regarding the Spanish economy, there’s no doubt that its performance is worse than had been expected. We have entered a phase of significant deceleration of growth, which is affecting the confidence of consumers and the creation of employment.
I am confident this negative phase will not be long, because the Spanish economy has strengths that it did not have in previous cycles.
•	public accounts are healthy

•	the means of production are more flexible
EB Junta 2008

•	and we have a very dynamic and diversified business sector, with more international presence, as the companies have multiplied by seven their assets abroad in the last decade
Still, it would be useful to redouble those measures which enhance productivity and competitiveness in the Spanish economy.
The economic situation is affecting the level of non-performing loans in the financial sector. This will undoubtedly increase in the next months.
However, I would like to emphasize that in Spain...
•	we are starting from a bad loan rate that is less than half than the European average

•	and our loans have solid guarantees.

•	Moreover, the significant generic provisions in the financial system more than cover any foreseeable loss.
In short, to have a strong and solvent financial system is one of the best guarantees for the future of our economy.
Regarding Latin America, I would like to remark upon the very good performance of the main countries of the region in the last months, against the backdrop of financial turmoil. It is a direct and positive result of the well designed economic policies in the region in recent years.
We will continue to watch how the various countries manage inflation and commodity price developments.
We will stay the course in Latin America, where we have an exceptional franchise and a long experience.
EB Junta 2008

Overall, we expect a good year 2008 for Latin America, with an increase in “bancarization” — banking intermediation — and, in our case, an increase of net profit of more than 20% in dollars.
Regarding our diversification by businesses, I would like to emphasize that we have been able to combine — always within our commercial banking-focused strategy — businesses with lower margins and, consequently, with lower risk premiums (such as mortgage lending), with others with greater margins (like consumer finance).
Also, we have fostered a global wholesale banking business that, in contrast to those of some other international institutions, is focused on customer business, almost exclusively in markets where we have a significant commercial presence.
You, our shareholders, will see that in order to maintain earnings growth Banco Santander doesn’t need to assume complex and difficult-to-monitor risks like those that generated the recent problems in the international banking system.
Our balanced and recurrent business platform has the support of our wide branch network and requires management to clearly set our priorities.
These are focused in four fronts:
a)	To use technology to continue improving the efficiency of our businesses.

b)	To seize the opportunities to optimize our position as a global bank and extend best practices throughout the Group, so that the whole is worth more than its parts.

c)	To maintain strict control over risks.

d)	And to continue to improve customer service.
EB Junta 2008

I have full confidence in our performance in these four fronts, which is why I am optimistic about the performance of Banco Santander.
This is why I would like to emphasize that our Group is the right size to be able to continue to be profitable for our shareholders to the medium and long term.
Of course, it is our duty to be alert to opportunities for non-organic growth, but we will never enter into acquisitions just to increase our size.
Shareholders,
In this speech, I have tried to set out three basic ideas:
•	Firstly, the economic and financial global environment has become much more difficult, but there are signs that the worst of the financial instability is over.

•	Secondly, we have showed the strength of our strategy in terms of the quality of results, market and credit risks, liquidity and capital. We are thus very well prepared to face this new environment.

•	And, finally, there are many reasons we see the future results of Banco Santander with confidence, with a predictable increase in the value of its shares and dividends.
Therefore, as I have already told you, we maintain the earnings per share growth objectives we announced to the market in September, 2007.
Moreover, we aim to exceed EUR 10 billion in total profit for the Group in 2008.
I thank all of you your support and for sharing with us your confidence in Santander.
EB Junta 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 23, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President